ZA Group, Inc.

6901A N 9th Ave.

#659

Pensacola, FL 32504

678-999-6242

July 12, 2022

VIA EDGAR

Attorney Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ZA Group, Inc.
Form 1-A: Request for Qualification
File No. 024-11715

Dear Mr. Campbell:

ZA Group, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Thursday, July 12, 2022, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Jonathan Morgan

Jonathan Morgan

CEO